FORM 6-K

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer
July 22, 2002

P.E.

Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

Commission file number: 333-14278

WIMM-BILL-DANN FOODS OJSC
(Exact name of Registrant as specified in its charter)

Russian Federation
(Jurisdiction of incorporation or organization)

16, Yauzsky Boulevard
Moscow 109028
Russian Federation
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F . . . X . . . . Form 40-F . . . .

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes . . . . . . No . . .X. . . .

Wimm-Bill-Dann Foods OJSC announces that it has purchased shares of CJSC Depson comprising 5.545% of CJSC Depson's charter capital. Wimm-Bill-Dann Foods OJSC intends to transfer these shares to its affiliate, OJSC Fruit Rivers, in order to optimize of the ownership structure of Wimm-Bill-Dann Company.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

WIMM-BILL-DANN FOODS OJSC

By: ______________________ 22/07/02

Name: Vladimir V. Preobrajensky

Title: Chief Financial Officer

Wimm-Bill-Dann Foods OJSC

Date: July 22, 2002